EXHIBIT 99.1

eFuture Announces First Quarter 2015 Unaudited Financial Results

BEIJING, May 22, 2015 (GLOBE NEWSWIRE) -- eFuture Information Technology Inc. (Nasdaq:EFUT) (the "Company" or "eFuture"), a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Financial Highlights

  Total revenue increased 3% year-over-year to RMB23.6 million (US$3.8 million).
  Gross profit remained stable year-over-year at RMB9.7 million (US$1.6 million).
  Adjusted EBITDA was negative RMB3.4 million (US$0.6 million), slightly improved compared with negative RMB3.8 million in the first quarter 2014.
  Operating loss was RMB5.5 million (US$0.9 million), same as that in the first quarter 2014.
  Net loss was RMB5.3 million (US$0.9 million), compared to a net loss of RMB5.1 million in the first quarter 2014.
  Backlog as of March 31, 2015 increased 23% year-over-year to RMB153.2 million (US$24.7 million).

Mr. David Ren, CEO, said, "After joining eFuture and conducting many orientation meetings in the first quarter, I am confident to work with our talented employee teams to promote growth and innovation. eFuture remains committed to the seamless execution of our consistent transition strategy from a pure software provider to a software and mobile internet business enabler driven by innovative solutions and mobile applications, such as the omni-channel solution and myStore. We look forward to leveraging the extraordinary power of our significant retailer base in launching new innovative programs in 2015 and beyond."

Ms. Ping Yu, CFO, commented, "The first quarter represents our lowest business season of the whole year. Despite the negative seasonal impact, our backlog increased 23%. New contracts from grocery and e-commerce are continuing to be the major growth driver for the Company. While implementing effective expense control measures, we increased our R&D investment on the omni-channel cloud service offering to maintain our position as an innovation leader in the retail industry."

FIRST QUARTER 2015 FINANCIAL RESULTS

Revenue

Total revenue for the first quarter 2015 increased 3% to RMB23.6 million (US$3.8 million) from RMB22.9 million in the first quarter 2014.

Revenue Breakdown

	1Q14	1Q15
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Software revenue	7,420	6,533	1,054	-12%
Hardware revenue	501	1,913	308	281%
Service fee revenue	14,977	15,169	2,447	1%
Total	22,898	23,615	3,809	3%

Software revenue for the first quarter 2015 decreased 12% year-over-year to RMB6.5 million (US$1.1 million) from RMB7.4 million in the first quarter 2014. The decrease was primarily attributable to decreased revenue recognized from customers in the department store industry.

Hardware revenue for the first quarter 2015 increased 281% year-over-year to RMB1.9 million (US$0.3 million) from RMB0.5 million in the first quarter 2014. The increase was a result of the completion of a one-off project in the shopping mall industry in the first quarter 2015.

Service fee revenue for the first quarter 2015 increased 1% year-over-year to RMB15.2 million (US$2.4 million) from RMB15.0 million in the first quarter 2014.

Cost of Revenue

Cost of revenue for the first quarter 2015 increased 5% to RMB13.9 million (US$2.2 million) from RMB13.2 million in the first quarter 2014. The increase was primarily attributable to higher cost of the increased hardware revenue.

Cost of Revenue Breakdown

	1Q14	1Q15
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Cost of software revenue	3,340	2,065	333	-38%
Cost of hardware revenue	422	1,584	256	275%
Cost of service fee revenue	8,516	9,314	1,503	9%
Amortization of software costs	934	951	153	2%
Total	13,212	13,914	2,245	5%

Gross Profit and Gross Margin

Gross profit for the first quarter 2015 was RMB9.7 million (US$1.6 million), remained stable when compared to the first quarter 2014 , and consolidated gross margin for the first quarter 2015 was 41%, compared with 42% in the first quarter 2014. The decrease was mainly due to a higher proportion of low-margin hardware revenue.

Operating Expenses

Research and development ("R&D") expenses for the first quarter 2015 increased 159% year-over-year to RMB0.8 million (US$0.1 million), or 3% of total revenue, compared with RMB0.3 million, or 1% of total revenue in the first quarter 2014. The increase in R&D expense was primarily attributable to an expenditure relating to an omni-channel cloud based project in the first quarter 2015, and an increased option expense as the employee incentive plan granted in December 2014.

General and administrative expenses ("G&A") for the first quarter 2015 increased 26% year-over-year to RMB6.2 million (US$1.0 million), representing 26% of total revenue, compared with RMB4.9 million, or 22% of total revenue in the first quarter 2014. The increase was primarily attributable to annual salary increases, as well as an increased option expense and related expenditure as employee incentive plan granted in December 2014.

Selling and distribution ("S&D") expenses for the first quarter 2015 decreased 18% year-over-year to RMB8.2 million (US$1.3 million), representing 35% of total revenue, compared with RMB9.9 million, or 43% of total revenue in the first quarter 2014. The decrease was primarily attributable to enhanced human resource integration and improved management efficiency.

Operating Loss

Operating loss in the first quarter 2015 was RMB5.5 million (US$0.9 million), which was the same for the first quarter 2014.

Net Loss/Adjusted Net Loss and Loss Per Share/Adjusted Loss Per Share

First quarter 2015 net loss was RMB5.3 million (US$0.9 million), compared with a net loss of RMB5.1 million for the first quarter 2014. Adjusted net loss for the first quarter 2015 was RMB3.7 million (US$0.6 million), compared with an adjusted net loss of RMB3.9 million for the first quarter 2014.

Basic and diluted loss per share in the first quarter 2015 was RMB1.25 (US$0.20), compared to basic and diluted loss per share of RMB1.21 in the first quarter 2014. Adjusted diluted loss per share was RMB0.87 (US$0.14), compared to RMB0.94 in the first quarter 2014.

EBITDA

Adjusted EBITDA for the first quarter 2015 was negative RMB3.4 million (US$0.6 million), compared to negative RMB3.8 million in the first quarter 2014.

Balance Sheet and Cash Flow

As of March 31, 2015, cash and cash equivalents were RMB35.2 million (US$5.7 million), a decrease of RMB29.4 million from RMB64.6 million as of December 31, 2014. The decrease was primarily attributable to the payment of annual bonuses and increased expenditures on certain customer projects.

Total accounts receivable as of March 31, 2015 decreased 12% to RMB36.1 million (US$5.8 million) from RMB40.9 million as of December 31, 2014. The decrease was primarily attributable to improvement in receivables collection.

Inventory and work in process as of March 31, 2015 increased 98% to RMB28.8 million (US$4.6 million) from RMB14.6 million as of December 31, 2014. The increase was primarily attributable to an increase in the number of on-going projects, which had not reached the point of revenue recognition.

For the quarter ended March 31, 2015, net cash used in operating activities was RMB28.6 million (US$4.6 million). Net cash used in investing activities was RMB2.5 million (US$0.4 million). Net cash provided by financing activities was RMB1.8 million (US$0.3 million).

SECOND QUARTER 2015 GUIDANCE

eFuture expects total revenue for the second quarter 2015 to be in the range of RMB29 million (US$4.7 million) to RMB33 million (US$5.3 million). Adjusted EBITDA for the second quarter 2015 is expected to be in the range of negative RMB7 million (US$1.1 million) to negative RMB4 million (US$0.6 million).

CURRENCY CONVENIENCE TRANSLATION

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates, solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.1990 to US$1.00, the noon buying rate in effect on March 31, 2015 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture's unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to eFuture's historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture's management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture's management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company's cost structure. eFuture's management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company's future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture's financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture's operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company's year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries. eFuture's clients include 1,000+ active retailers with more than 50,000 physical stores across China, of which about 45% were ranked among the top 100 chain retailers during 2014. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, 2014 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of May 22, 2015, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

– FINANCIAL TABLES TO FOLLOW –

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.1990
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	March 31,	March 31,
	2014	2015	2015
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	64,558,916	35,208,708	5,679,740
Trade receivables, net of allowance for doubtful accounts of ¥4,502,766 and ¥5,647,464($911,028), respectively	40,889,759	36,101,703	5,823,795
Refundable value added tax	6,765,916	1,071,273	172,814
Advances to employees	1,117,272	1,622,329	261,708
Other receivables	2,474,076	2,899,792	467,784
Prepaid expenses	1,554,052	3,159,651	509,703
Inventory and work in process, net of inventory provision of ¥4,356,091 and ¥4,022,184($648,844), respectively	14,560,195	28,777,039	4,642,207
Deferred tax assets, current portion	7,046,782	7,237,262	1,167,489
Total current assets	138,966,968	116,077,757	18,725,240
Non-current assets
Long-term investments, net of impairment of ¥240,000 and ¥240,000($38,716), respectively	--	--	--
Property and equipment, net of accumulated depreciation of ¥9,515,986 and ¥9,915,243($1,599,491), respectively	3,279,483	2,946,541	475,325
Intangible assets, net of accumulated amortization of ¥80,190,029 and ¥81,141,250($13,089,410), respectively	40,294,260	41,775,237	6,739,028
Goodwill	80,625,667	80,625,667	13,006,238
Deferred tax assets	919,637	980,938	158,241
Total non-current assets	125,119,047	126,328,383	20,378,832
Total assets	264,086,015	242,406,140	39,104,072

LIABILITIES AND EQUITY
Current liabilities
Short-term loans	10,692,003	12,456,903	2,009,502
Trade payables	12,509,613	11,597,131	1,870,807
Other payables	17,978,021	13,158,225	2,122,637
Accrued expenses	24,685,555	13,477,844	2,174,196
Taxes payable	16,128,358	12,361,764	1,994,155
Advances from customers	51,661,078	53,525,444	8,634,529
Total current liabilities	133,654,628	116,577,311	18,805,826

Equity
Ordinary shares $0.0756 U.S. dollars par value; 6,613,756 shares, authorized; 3,989,626 shares and 3,993,376 shares issued and outstanding, respectively	2,357,978	2,359,714	380,660
Additional paid-in capital	234,405,541	235,094,993	37,924,664
Statutory reserves	8,574,634	8,574,634	1,383,229
Accumulated deficits	(114,906,766)	(120,200,512)	(19,390,307)
Total equity	130,431,387	125,828,829	20,298,246
Total liabilities and equity	264,086,015	242,406,140	39,104,072

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES			Exchange rate	6.1990
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
				Y-o-Y
	2014	2015	2015	Change
	(Unaudited)	(Unaudited)	(Unaudited)%
Revenues
Software revenue	7,420,124	6,533,153	1,053,904	-12%
Hardware revenue	501,568	1,912,436	308,507	281%
Service fee revenue	14,976,789	15,169,133	2,447,029	1%
Total revenues	22,898,481	23,614,722	3,809,440	3%

Cost of revenues
Cost of software revenue	3,339,956	2,064,250	332,997	-38%
Cost of hardware revenue	422,060	1,584,200	255,557	275%
Cost of service fee revenue	8,516,328	9,314,081	1,502,513	9%
Amortization of software costs	933,938	951,221	153,447	2%
Total cost of revenues	13,212,282	13,913,752	2,244,514	5%

Gross profit	9,686,199	9,700,970	1,564,926	0%

Operating expenses
Research and development expenses	309,280	799,651	128,997	159%
General and administrative expenses	4,942,669	6,210,782	1,001,901	26%
Selling and distribution expenses	9,906,057	8,171,021	1,318,119	-18%
Total operating expenses	15,158,006	15,181,454	2,449,017	0%

Loss from operations	(5,471,807)	(5,480,484)	(884,091)

Other income (expenses)
Interest income	82,385	134,607	21,714
Interest expenses	--	(245,170)	(39,550)
Other income	--	37,748	6,089
Foreign currency exchange gain	18,283	7,772	1,254
Loss before income tax	(5,371,139)	(5,545,527)	(894,584)
Less: Income tax benefit	(274,723)	(251,781)	(40,616)
Net loss	(5,096,416)	(5,293,746)	(853,968)
Loss per share
Basic	(1.21)	(1.25)	(0.20)
Diluted	(1.21)	(1.25)	(0.20)
Basic weighted average shares outstanding	4,210,476	4,219,540	4,219,540
Fully diluted weighted average shares outstanding	4,220,386	4,352,384	4,352,384

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.1990
NON-GAAP MEASURES OF PERFORMANCE

	Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP basis)	(5,471,807)	(5,480,484)	(884,091)

Adjustments for non-GAAP measures of performance:
Add back amortization of intangibles	933,938	951,221	153,447
Add back share-based compensation expenses	221,087	691,188	111,500
Adjusted non-GAAP operating loss	(4,316,782)	(3,838,075)	(619,144)
Add back depreciation	488,593	408,375	65,878

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(3,828,189)	(3,429,700)	(553,266)

NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-24%	-23%	-23%

Adjustments for non-GAAP measures of performance:
Amortization of intangibles	4%	4%	4%
Share-based compensation expenses	1%	3%	3%
Adjusted non-GAAP operating loss	-19%	-16%	-16%
Depreciation	2%	2%	2%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-17%	-15%	-15%

NON-GAAP EARNINGS PER SHARE
Net loss	(5,096,416)	(5,293,746)	(853,968)
Amortization of intangibles	933,938	951,221	153,447
Share-based compensation expenses	221,087	691,188	111,500
Adjusted net loss	(3,941,391)	(3,651,337)	(589,021)

Adjusted non-GAAP diluted loss per share	(0.94)	(0.87)	(0.14)
Shares used to compute non-GAAP diluted loss per share	4,210,476	4,219,540	4,219,540

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.1990
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(5,096,416)	(5,293,746)	(853,968)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation of property and equipment	488,593	408,375	65,878
Amortization of intangible assets	933,938	951,221	153,447
Loss on disposal of property and equipment	--	239	39
Allowance for doubtful accounts	995,406	2,488,835	401,490
Compensation expenses	221,087	691,188	111,500
Deferred income taxes	(274,724)	(251,781)	(40,616)
Foreign exchange gain	(18,283)	(7,772)	(1,254)
Trade receivables	3,969,509	2,299,221	370,902
Refundable value added tax	(1,429,534)	5,694,643	918,639
Advances to employees	37,042	(505,057)	(81,474)
Other receivables	(294,284)	(425,716)	(68,675)
Prepaid expenses	7,997	(1,605,599)	(259,009)
Inventory and work in process	(10,110,930)	(14,216,844)	(2,293,410)
Trade payables	(3,470,994)	(912,482)	(147,198)
Other payables	(4,381,359)	(4,819,796)	(777,512)
Accrued expenses	(12,164,070)	(11,207,711)	(1,807,987)
Taxes payable	(4,469,592)	(3,753,732)	(605,538)
Advances from customers	5,229,270	1,864,366	300,752
Net cash used in operating activities	(29,827,344)	(28,602,148)	(4,613,994)

Cash flows from investing activities:
Purchases of property and equipment	(663,939)	(88,585)	(14,290)
Payments for intangible assets	(3,334,926)	(2,432,197)	(392,354)
Cash received from disposal of property and equipment	--	50	8
Net cash used in investing activities	(3,998,865)	(2,520,732)	(406,636)

Cash flows from financing activities:
Proceeds from short-term loans		1,764,900	284,707
Proceeds from exercise of options by employees	55,805	--	--
Net cash provided by financing activities	55,805	1,764,900	284,707

Effect of exchange rate changes on cash and cash equivalents	18,283	7,772	1,254

Net decrease in cash and cash equivalents	(33,752,121)	(29,350,208)	(4,734,669)

Cash and cash equivalents at beginning of period	62,620,652	64,558,916	10,414,408
Cash and cash equivalents at end of period	28,868,531	35,208,708	5,679,740

Supplemental cash flow information
Interest paid	--	216,398	34,909
Income tax paid	225,187	285,767	46,099
CONTACT: Investor Contact:
         Troe Wen, Company Secretary
         eFuture Information Technology Inc.
         +86 10 52937699
         ir@e-future.com.cn